SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934


                         GOODRICH PETROLEUM CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.20 PAR VALUE
                         (Title of Class of Securities)

                                   382410 10 8
                                 (CUSIP Number)



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CUSIP No. 382410 10 8

1.   Name of Reporting Persons and IRS or SS Identification Number:
     (a) Leo E. Bromberg
2.   Check the Appropriate Box if a Member of a Group:
     (a) N/A
     (b) N/A
3.   SEC Use Only
4.   Citizenship or Place of Organization:
     (a) United States
     Number of Shares Beneficially Owned by Each Reporting Person with:
5.   Sole Voting Power
     2,294,421*
6.   Shared Voting Power
     0
7.   Sole Dispositive Power
     2,294,421*
8.   Shared Dispositive Power
     0
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,294,421*
10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
     No
11.  Percent of Class Represented by Amount in Row 9
     5.47%
12.  Type of Reporting Person
     IN


* Includes 1,160,667 shares held by Mr. Bromberg as trustee. Mr. Bromberg has advised the Company that he exercises sole investment and voting control over such shares. Also includes 175,635 shares issuable upon the conversion of 19,690 shares of Series B Preferred Stock held by Mr. Bromberg personally. Also includes 5,455 shares held in a limited partnership, the sole general partner of which is a corporation in which Mr. Bromberg is the sole shareholder.





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Item 1(a)  Name of Issuer:
           Goodrich Petroleum Corporation
Item 1(b)  Address of Issuer's principal executive offices:
           5847 San Felipe, Suite 700
           Houston, TX 77057
Item 2(a)  Name of person filing:
           Leo E. Bromberg
Item 2(b)  Address of principal business office or, if none, residences:
           280 S. Beverly Drive
           Suite 401
           Beverly Hills, California  90212
Item 2(c)  Citizenship:
           United States
Item 2(d)  Title of class of securities:
           Common Stock, $.20 par value
Item 2(e)  CUSIP Number:  382410 10 8
Item 3     Not Applicable
Item 4     Ownership:
           (a)   Amount beneficially owned:
                 2,294,421*
           (b)   Percent of class:
                 5.47%
           (c)   Number of shares as to which such person has:
                (i)   sole power to vote or to direct the vote -
                      2,294,421*
                (ii)  shared power to vote or to direct the vote -
                      0
                (iii) sole power to dispose or to direct the disposition of -
                      2,294,421*
                (iv)  shared power to dispose or to direct the disposition of -
                      0
Item 5-10  Not Applicable


* Includes 1,160,667 shares held by Mr. Bromberg as trustee. Mr. Bromberg has advised the Company that he exercises sole investment and voting control over such shares. Also includes 175,635 shares issuable upon the conversion of 19,690 shares of Series B Preferred Stock held by Mr. Bromberg personally. Also includes 5,455 shares held in a limited partnership, the sole general partner of which is a corporation in which Mr. Bromberg is the sole shareholder.




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         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:            February 5, 1998




/s/  Leo E. Bromberg
--------------------
Leo E. Bromberg


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